UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Overstock.com, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	000-49799	87-0634302
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification Number)

6350 South 3000 East, Salt Lake City, Utah		84121
(Address of principal executive offices)		(Zip Code)

Mark J. Griffin, Senior Vice President and General Counsel, Phone: (801) 947-3100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.02 Conflict Minerals Disclosure and Report

Overstock.com, Inc. (“Company”, “we”, “our”) has filed a Conflict Minerals Report (“CMR”) attached as Exhibit 1.02. The CMR will be publicly available on our website for at least one year at www.overstock.com/our-culture-conflict-minerals

Through our Reasonable Country of Origin Inquiry described in the CMR, only some suppliers disclosed to us that they identified use of scrap/recycled sources of tin, tantalum, tungsten and/or gold (“3TG”) in their supply chains. As directed in the SEC final release on Conflict Mineral Disclosures, dated August 22, 2013, due diligence is not required for scrap/recycled sources of 3TG. We have included this determination in the CMR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OVERSTOCK.COM, INC.

By:	/s/ MARK J. GRIFFIN
Mark J. Griffin
Senior Vice President and General Counsel
Date:	June 2, 2014

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